Exhibit 12.1

Rentech Nitrogen Partners, L.P.

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012	Three Months Ended December 31, 2011	Year Ended September 30, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009
Earnings:
Income from continuing operations	$21,475.00	$107,003.00	$10,455.00	$24,926.00	$5,009.00	$28,159.00
Add: Fixed charges	$12,835.00	$2,358.00	$1,947.00	$13,752.00	$9,859.00	$8,481.00
Add: Distributions from equity investment	$—	$—	$—	$—	$—	$—
Less: Capitalized interest	$(3,110.00)	$(889.00)	$—	$—	$—	$—

Total earnings	$31,200.00	$108,472.00	$12,402.00	$38,678.00	$14,868.00	$36,640.00

Fixed Charges:
Cash interest expense	$8,990.00	$1,082.00	$1,591.00	$12,120.00	$6,952.00	$5,544.00
Portion of rental expense representing the interest factor	$735.00	$387.00	$356.00	$1,632.00	$2,907.00	$2,937.00
Capitalized interest	$3,110.00	$889.00	$—	$—	$—	$—

Total fixed charges	$12,835.00	$2,358.00	$1,947.00	$13,752.00	$9,859.00	$8,481.00

Ratio of Earnings to Fixed Charges	2.43	46.00	6.37	2.81	1.51	4.32